SECURITIES AND  EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

SEC File Number 1-15589
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(CHECK ONE)

[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         AMCON DISTRIBUTING COMPANY
         Full Name of Registrant

         7405 Irvington Rd.
         Address of Principal Executive Offices (Street and Number)

         OMAHA, NEBRASKA 68122
         City, State and Zip Code









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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

 [X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Forms 10-K,
      20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, AMCON Distributing Company ("AMCON") is unable to file its quarterly report for the three and nine months ended June 30, 2006 without unreasonable effort or expense because the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005 and Quarterly Reports on Form 10-Q for the three months ended December 31, 2005 and three and six months ended March 31, 2006, have not been filed with the Securities and Exchange Commission (the "SEC").

As reported in a press release issued on January 16, 2006 and a Form 8-K filed with the SEC on January 17, 2006, the 2005 Annual Report was delayed and was not filed by the due date of December 29, 2005 or by the extension date of January 13, 2006 primarily because of the uncertainty surrounding the accounting treatment of several issues associated with its two beverage subsidiaries, Trinity Springs, Inc. and Hawaiian Natural Water Company, Inc. AMCON also announced estimated ranges of its fiscal 2005 financial results in the press release issued on January 16, 2006.

As described in a press release issued on June 1, 2006, as a condition to maintain listing of its common stock on the American Stock Exchange ("AMEX"), AMCON submitted an amended plan on May 26, 2006 to the AMEX that addressed its failure to timely file its 2005 Form 10-K. This amended plan advised the AMEX of the action AMCON has taken, or will take, that would bring it into compliance with Sections 134, 1003(d) and 1101 of the AMEX Company Guide.

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AMCON is presently not in compliance with the listing standards of the AMEX because it has failed to file its Annual Report on Form 10-K for the year ended September 30, 2005 and Quarterly Reports on Form 10-Q for the quarters ended December 31, 2005 and March 31, 2006 with the Securities and Exchange Commission.

AMCON expects to file the Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006, as soon as practicable after filing its Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

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PART IV - OTHER INFORMATION
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     (1)     Name and telephone number of person to contact in regard to this notification

             ANDREW C. PLUMMER        (402)          331-3727
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                 (Name)           (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [ ] Yes                      [x] No

             As described above, AMCON's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, due December 29, 2005, AMCON's Quarterly Report on Form 10-Q for the three months ended December 31, 2005, due February 15, 2006, and AMCON's Quarterly Report on Form 10-Q for the three and six months ended March 31, 2006, due May 15, 2006, have not been filed.

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                      [ ] No


             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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AMCON expects to report net income available to common shareholders of approximately $0.2 million for the three months ended June 30, 2006 and a net loss available to common shareholders of approximately ($1.6) million for the nine months ended June 30, 2006. Included in the net income (loss) available to common shareholders for the three and nine months ended June 30, 2006 are net losses for Trinity Springs, Inc., which was discontinued during the second fiscal quarter of 2006, of ($0.3) million and ($1.4) million, respectively, and Hawaiian Natural Water Company, Inc. of ($0.2) million and ($1.0) million, respectively. AMCON reported a net loss available to common shareholders of approximately ($0.3) million and ($2.8) million for the same periods in the prior year after accounting for the restatement described in a Current Report on Form 8-K filed on June 20, 2006 which details the fiscal 2005 adjustments related to Hawaiian Natural Water Company, Inc.'s accounting records.

                           AMCON DISTRIBUTING COMPANY
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2006                  By: /s/ Andrew C. Plummer
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                                       Andrew C. Plummer
                                       Vice President and Acting Chief
                                        Financial Officer
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